                                                                  March 29, 2001


                       Securities and Exchange Commission
                                   Form U-6B-2
                           Certificate of Notification
                     Northern Indiana Public Service Company
                                 801 E. 86th Ave
                             Merrillville, IN 46410





Gentlemen:


This certificate is notice that the above named company has issued, renewed, or guaranteed the security or securities as more fully described herein. The security or securities issued, renewed, or guaranteed in this filing are exempt from the provision of Section 6(a) of the Public Utility Holding Company Act of 1935.




                                  Very truly yours,

                                  NiSource Inc.

                                  By:        /s/ J. W. Grossman
                                     -------------------------------------------
                                            J. W. Grossman, Vice President


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                     Northern Indiana Public Service Company
                                   Form U-6B-2
                           Certificate of Notification


REQUIREMENTS:

1.       Type of the security or securities.
         -----------------------------------

         Variable Rate Demand Pollution Control Refunding Revenue Bonds


2.       Issue, renewal or guaranty.
         ---------------------------
         Reoffering


3.       Principal amount of each security.
         ----------------------------------
         $37,000,000; $47,000,000; $46,000,000 and $24,000,000


4.       Rate of interest per annum of each security.
         --------------------------------------------
         All securities bear interest at an adjustable rate


5.       Date of issue, renewal or guaranty of each security.
         ----------------------------------------------------
         November 2000


6.       If renewal of security, give date of original issue.
         ----------------------------------------------------
         November 1, 1988


7.       Date of maturity of each security.
         ----------------------------------
               (In case of demand notes, indicate "on demand").
         -------------------------------------------------------
         Demand


8.       Name  of  the  person  to  whom  each  security  was issued, renewed or
         -----------------------------------------------------------------------
         guaranteed.
         -----------
         Goldman, Sachs & Co. acted as principal.


9.       Collateral given with each security, if any.
         --------------------------------------------
         None


10.      Consideration received for each security.
         -----------------------------------------
         Cash


11.      Application of proceeds of each security.
         -----------------------------------------

         Proceeds were used to refund certain bonds of the issuer. Those bonds were issued to refund obligations issued to pay a portion of the costs of air and water pollution control and sewage and solid waste disposal facilities.

12.      Indicate by a check after the  applicable  statement  below whether the
         -----------------------------------------------------------------------
         issue,  renewal  or  guaranty  of each  security  was  exempt  from the
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         provisions of Section 6(a) because of:
         --------------------------------------

         a.  The provision contained in the first sentence of Section 6(b)|_|

         b.  The provisions contained in the fourth sentence of Section 6(b)|_|

         c. The provisions contained in any rule of the Commission other than Rule U-48 |X|


13.      If  the  security  or  securities  were  exempt  from the provisions of
         -----------------------------------------------------------------------
         Section  6(a) by virtue of the first sentence of Section 6(b), give the
         -----------------------------------------------------------------------
         figures  which  indicate  that  the  security  or  securities aggregate
         -----------------------------------------------------------------------
         (together  with  all  other  than  outstanding  notes  and  drafts of a
         -----------------------------------------------------------------------
         maturity  of  nine  months  or  less, exclusive of days of grace, as to
         -----------------------------------------------------------------------
         which  company  is primarily or secondarily liable) not more than 5 per
         -----------------------------------------------------------------------
         centum of the principal amount and par value of the other securities of
         -----------------------------------------------------------------------
         such  company  then  outstanding. (Demand notes, regardless of how long
         -----------------------------------------------------------------------
         they  may  have been outstanding shall be considered as maturing in not
         -----------------------------------------------------------------------
         more  than  nine  months for the purposes of the exemption from Section
         -----------------------------------------------------------------------
         6(a) of the Act granted by the first sentence of Section 6(b).
         --------------------------------------------------------------

         N/A


14.      If the security or securities are exempt from the provisions of Section
         -----------------------------------------------------------------------
         6(a) because of the fourth  sentence of Section 6(B), name the security
         -----------------------------------------------------------------------
         outstanding  on  January 1,  1935,  pursuant  to the terms of which the
         -----------------------------------------------------------------------
         security or securities herein described have been issued.
         ---------------------------------------------------------

         N/A


15.      If the security or securities are exempt from the provisions of Section
         -----------------------------------------------------------------------
         6(a) because of any rule of the  Commission  other than Rule U-48 (Reg.
         -----------------------------------------------------------------------
         Section  250.48,  paragraph  36,621)  designate  the rule  under  which
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         exemption is claimed.
         ---------------------
         Rule 52(a)